

August 25, 2021

Chad Plotkin
Chief Financial Officer
Clearway Energy, Inc.
300 Carnegie Center
Suite 300
Princeton, NJ 08540

   Re: Clearway Energy, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2020
     Filed March 1, 2021
     File No. 001-36002

Dear Mr. Plotkin:

  We have reviewed your June 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2021 letter.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and the Results of Operations
Consolidated Results of Operations, page 53

1. We understand from your response to prior comment one that you are proposing to revise the "Economic Gross Margin" label that you have been using to "Adjusted Gross Margin" and to change your reconciliation for this non-GAAP measure to utilize total operating revenues as the most directly comparable GAAP measure.

  However, we continue to believe that you should present gross margin in accordance with GAAP, as defined in the FASB Master Glossary, as the most directly comparable GAAP measure for use in the reconciliation that is required by Item 10(e) of Regulation S-K.

Unless you are able to show how a measure that is unburdened by any expense would be more comparable than Gross Margin to your measure of Adjusted Gross Margin, please further revise your non-GAAP disclosures as requested in prior comment one.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation